Exhibit 4.28

Description of Securities Registered Under
Section 12 of the Securities Exchange Act of 1934

The following description is a general summary of the terms of the common stock, without par value (“Common Stock”), of Olympic Steel, Inc., an Ohio corporation (the “Company”). The description below does not include all of the terms of the Common Stock and should be read together with the Company’s articles of incorporation and code of regulations, copies of which have been filed previously with the Securities and Exchange Commission, as well as applicable provisions of Ohio law.

General

Under the Company’s articles of incorporation, the Company is authorized to issue up to 25,000,000 shares of capital stock, including:

●	20,000,000 shares of Common Stock; and
●	5,000,000 shares of Serial Preferred Stock, without par value (“Serial Preferred Shares”), consisting of 2,500,000 voting Serial Preferred Shares and 2,500,000 non-voting Serial Preferred Shares.

Common Stock

Each outstanding share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders, and there are no cumulative voting rights. The Company’s code of regulations provide for the Company’s Board of Directors to be divided into two classes of directors serving staggered terms.

Subject to the rights of holders of any outstanding Serial Preferred Shares, each record holder of Common Stock on the applicable record date is entitled to receive dividends on Common Stock to the extent authorized by the Company’s Board of Directors out of assets legally available for the payment of dividends. In addition, subject to the rights of holders of any outstanding Serial Preferred Shares, holders of Common Stock are entitled to share ratably in the Company’s assets legally available for distribution to its shareholders in the event of its liquidation, dissolution or winding up after payment of or adequate provision for all its known debts and liabilities.

Holders of Common Stock do not have any preemptive rights to subscribe for any of the Company’s securities. No conversion, redemption or sinking fund provisions apply to the Common Stock, and the holders of Common Stock are not liable to further calls or assessments by the Company.

Preferred Stock

The Company’s Board of Directors is authorized, without shareholder approval, to issue up to 5,000,000 Serial Preferred Shares in one or more series and to fix the rights, preferences, privileges and restrictions granted to or imposed upon the Serial Preferred Shares, including voting rights, dividend rights, conversion rights, terms of redemption, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of a series. The Company’s Board of Directors can, without shareholder approval, issue Serial Preferred Shares with voting and conversion rights that could adversely affect the voting power of the holders of Common Stock. Any Serial Preferred Shares issued would also rank senior to the Common Stock as to rights upon liquidation, winding-up or dissolution. If the Company issues any Serial Preferred Shares that are convertible into Common Stock, such issuance shares could have the effect of delaying, deferring or preventing a change in control of the Company.

Control Share Acquisitions

Section 1701.831 of the Ohio Revised Code provides that certain notice and informational filings and special shareholder meeting and voting procedures must be followed prior to consummation of a proposed “control share acquisition.” The Ohio Revised Code defines a “control share acquisition” as any acquisition of an issuer’s shares which would entitle the acquirer, immediately after that acquisition, directly or indirectly, to exercise or direct the exercise of voting power of the issuer in the election of directors within any one of the following ranges of that voting power:

●	one-fifth or more but less than one-third of that voting power;
●	one-third or more but less than a majority of that voting power; or
●	a majority or more of that voting power.

Assuming compliance with the notice and information filings prescribed by the statute, the proposed control share acquisition may be made only if, at a special meeting of shareholders, the acquisition is approved by at least a majority of the voting power of the issuer represented at the meeting and at least a majority of the voting power remaining after excluding the combined voting power of the “interested shares.” “Interested shares” are the shares held by the intended acquirer and the employee-directors and officers of the issuer, as well as certain shares that were acquired after the date of the first public disclosure of the acquisition but before the record date for the meeting of shareholders and shares that were transferred, together with the voting power thereof, after the record date for the meeting of shareholders. Section 1701.831 of the Ohio Revised Code does not apply to a corporation if its articles of incorporation or code of regulations state that the statute does not apply to the corporation. Neither the Company’s articles of incorporation nor its code of regulations contain a provision opting out of this statute.

Business Combinations with Certain Persons

The Company is subject to Chapter 1704 of the Ohio Revised Code, which prohibits certain business combinations and transactions between an “issuing public corporation” and an “Ohio law interested shareholder” for at least three years after the Ohio law interested shareholder attains 10% ownership, unless the board of directors of the issuing public corporation approves the transaction before the Ohio law interested shareholder attains 10% ownership. An “issuing public corporation” is an Ohio corporation with 50 or more shareholders that has its principal place of business, principal executive offices, or substantial assets within the State of Ohio, and as to which no close corporation agreement exists. An “Ohio law interested shareholder” is a beneficial owner of 10% or more of the shares of a corporation. Examples of transactions regulated by Chapter 1704 include the disposition of assets, mergers and consolidations, voluntary dissolutions and the transfer of shares.

Subsequent to the three-year period, a transaction subject to Chapter 1704 may take place provided that certain conditions are satisfied, including:

●	prior to the interested shareholder’s share acquisition date, the board of directors approved the purchase of shares by the interested shareholder;
●

the transaction is approved by the holders of shares with at least 66 2/3% of the voting power of the corporation (or a different proportion set forth in the articles of incorporation), including at least a majority of the outstanding shares after excluding shares controlled by the Ohio law interested shareholder; or

●	the business combination results in shareholders, other than the Ohio law interested shareholder, receiving a fair price plus interest for their shares.

Chapter 1704 is applicable to all corporations formed under Ohio law, unless the corporation’s articles of incorporation expressly provide that the corporation is not subject to the statute. The Company’s articles of incorporation do not contain a provision opting out of this statute.